Exhibit 77M:

Ave Maria Opportunity Fund
 (a series of Schwartz Investment Trust)

Reorganization of Ave Maria Opportunity Fund into Ave Maria Catholic Values Fund
The Board of Trustees of Schwartz Investment Trust (the "Trust") approved an Agreement and Plan of Reorganization (the "Agreement") to merge the Ave Maria Opportunity Fund into Ave Maria Catholic Values Fund (together, the "Funds"), another series of the Trust.
The reorganization consolidated the assets of the Funds and allowed Ave Maria Opportunity Fund shareholders to own shares of a larger fund with a lower expense ratio.  The Funds have the same investment objective, similar principal investment strategies and both Funds practice morally responsible investing. The reorganization did not require shareholder approval, and the closing of the reorganization occurred on July 31, 2015 (the "Closing Date").
Under the Agreement, all of the assets and known liabilities of the Ave Maria Opportunity Fund were acquired by the Ave Maria Catholic Values Fund in exchange for shares of the Ave Maria Catholic Values Fund.   Following the reorganization, shares of the Ave Maria Catholic Values Fund were distributed to the shareholders of the Ave Maria Opportunity Fund in accordance with their respective percentage ownership interests in the Ave Maria Opportunity Fund on the Closing Date.  The Ave Maria Opportunity Fund was then terminated.